[CS&M Draft--12/23/02]





                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

==============================================================================

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                      EchoStar Communications Corporation
                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   282762109
                                (CUSIP Number)

                               Jacques Espinasse
                            Chief Financial Officer
                            Vivendi Universal, S.A.
                            42, Avenue de Friedland
                          75380 Paris Cedex 08 France
                                33-1-7171-1713
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                               December 23, 2002
            (Date of Event which Requires Filing of this Statement)

================================================================================


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Vivendi Universal, S.A.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)      Citizenship or Place of Organization

         France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                  57,604,790 shares

(8)      Shared Voting Power                                0 shares

(9)      Sole Dispositive Power                             57,604,790 shares

(10)     Shared Dispositive Power                           0 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                           57,604,790 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

(13)     Percent of Class Represented by Amount in Row (11)         19.2%(1)

(14)     Type of Reporting Person (See Instructions)

         CO


---------------------

     (1) Based on information provided by EchoStar Communications Corporation (the "Company") that 242,353,739 shares of Class A Common Stock, par value $0.01 per share ("Common Stock") of the Company were outstanding as of November 11, 2002, and assuming conversion of all shares of Series D mandatorily convertible participating preferred stock (the "Preferred Stock") beneficially owned by the Reporting Persons. According to the Company, there were 238,435,208 shares of Class B Common Stock, par value $0.01 per share ("Class B Common Stock") of the Company outstanding as of November 11, 2002. Because such Class B Common Stock is convertible on a one-for-one basis into Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Common Stock and conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons, the percentage of the Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 10.69%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Company representing approximately 2.14% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Groupe Canal+

(2)      Check the Appropriate Box if a member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)      Citizenship or Place of Organization

         France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                  57,604,790 shares

(8)      Shared Voting Power                                0 shares

(9)      Sole Dispositive Power                             57,604,790 shares

(10)     Shared Dispositive Power                           0 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                           57,604,790 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

(13)     Percent of Class Represented by Amount in Row (11) 19.2%(2)

(14)     Type of Reporting Person (See Instructions)

         CO




---------------------

     (2) Based on information provided by the Company that 242,353,739 shares of Common Stock of the Company were outstanding as of November 11, 2002, and assuming conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons. According to the Company, there were 238,435,208 shares of Class B Common Stock of the Company outstanding as of November 11, 2002.
Because such Class B Common Stock is convertible on a one-for-one basis into Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Common Stock and conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons, the percentage of the Common
Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 10.69%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Company representing approximately 2.14% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Financiere De Videocommunication

(2)      Check the Appropriate Box if a member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)      Citizenship or Place of Organization

         France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                  57,604,790 shares

(8)      Shared Voting Power                                0 shares

(9)      Sole Dispositive Power                             57,604,790 shares

(10)     Shared Dispositive Power                           0 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                           57,604,790 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

(13)     Percent of Class Represented by Amount in Row (11)       19.2%(3)

(14)     Type of Reporting Person (See Instructions)

         CO




---------------------

     (3) Based on information provided by the Company that 242,353,739 shares of Common Stock of the Company were outstanding as of November 11, 2002, and assuming conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons. According to the Company, there were 238,435,208 shares of Class B Common Stock of the Company outstanding as of November 11, 2002.
Because such Class B Common Stock is convertible on a one-for-one basis into Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Common Stock and conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons, the percentage of the Common
Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 10.69%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Company representing approximately 2.14% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


     This Amendment No. 1 (this "Amendment") which amends the statement on
Schedule 13D ("Schedule 13D") relating to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of EchoStar Communications Corporation, a Nevada corporation (the "Company") as previously filed on January 31, 2002, by Financiere De Videocommunication, a societe anonyme organized under the laws of France ("Financiere"), Groupe Canal+, a societe anonyme organized under the laws of France ("Groupe Canal+") and Vivendi Universal S.A., a societe anonyme organized under the laws of France ("Vivendi Universal"; Financiere, Groupe Canal+ and Vivendi Universal, collectively referred to herein as the "Reporting Persons") is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The purpose of this Amendment is to reflect the sale of Common Stock by Financiere as noted in Item 5.

ITEM 1.   SECURITY AND ISSUER.

     This Amendment relates to the Class A Common Stock, par value $0.01 per share, of the Company. The address of the principal executive offices of the Company is 5701 South Santa Fe Drive, Littleton, Colorado 80120.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The names of the persons filing this Amendment are Financiere de Videocommunication, a societe anonyme organized under the laws of France, Groupe Canal+, a societe anonyme organized under the laws of France, and Vivendi Universal, S.A., a societe anonyme organized under the laws of France.

     (b) The address of the principal office and principal place of business of Financiere is 85-89 Quai Andre Citroen, 75015 Paris, France, the address of the principal office and principal place of business of Groupe Canal+ is 85-89 Quai Andre Citroen, 75711 Paris Cedex 15, France and the address of the principal office and the principal place of business of Vivendi Universal is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

     (c) Vivendi Universal is a company engaged in the media, communications and environmental services businesses. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Vivendi Universal's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Vivendi Universal.

     Groupe Canal+ is a company principally engaged, directly or through its subsidiaries, in the production and distribution of film and pay-television programming in Europe, and the provision of software technology for digital television networks. Set forth in Schedule B hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Groupe Canal+'s directors and executive officers, as of the date hereof.

     Financiere is a company engaged in no operations, other than the acquisition of certain assets from time to time, on behalf of Groupe Canal+. Set forth in Schedule C hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Financiere's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither Vivendi Universal nor, to Vivendi Universal's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, neither Groupe Canal+ nor, to Groupe Canal+'s knowledge, any person named in Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, neither Financiere nor, to Financiere's knowledge, any person named in Schedule C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Vivendi Universal nor, to Vivendi Universal's knowledge, any person named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the past five years, neither Groupe Canal+ nor, to Groupe Canal+'s knowledge, any person named in Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the past five years, neither Financiere nor, to Financiere's knowledge, any person named in Schedule C has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable. This Amendment is filed to report the sale of Common Stock by Financiere as noted in Item 5.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Not applicable. This Amendment is filed to report the sale of Common Stock by Financiere as noted in Item 5.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) On December 23, 2002, Financiere, on behalf of and for the sole benefit of Vivendi Universal, sold to the Company 5,760,479 shares of Series D Mandatorily Convertible Participating Preferred Stock, par value $0.01 per share, which, upon transfer, mandatorily converted into 57,604,790 shares of Common Stock (the "Shares") at an aggregate purchase price of $1,065,688,615, representing a purchase price per share, in cash, of $18.50. After sale of the Shares to the Company, the Reporting Persons do not own, as of the date hereof, any shares of Common Stock and do not have the power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

     (c) Except as otherwise disclosed herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person named in Schedules A, B and C, has effected any transaction in Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Item 5.

     (e) As of December 23, 2002, the Reporting Persons own less than 5% of the outstanding shares of Common Stock. This constitutes the final statement on Schedule 13D regarding beneficial ownership of Common Stock by the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     The response to Item 6 of Schedule 13D is incorporated by reference in its entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 7 of Schedule 13D is incorporated by reference in its entity.

                                  SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  December 23, 2002



                                        VIVENDI UNIVERSAL, S.A.



                                        By: /s/ George E. Bushnell III
                                            ------------------------------------
                                            Name:  George E. Bushnell III
                                            Title: Vice President and
                                                   Corporate Counsel



                                        GROUPE CANAL+



                                        By: /s/ Xavier Couture
                                            ------------------------------------
                                            Name:  Xavier Couture
                                            Title: Chairman and Chief
                                                   Executive Officer



                                        FINANCIERE DE VIDEOCOMMUNICATION



                                        By: /s/ Marc-Andre Feffer
                                            ------------------------------------
                                            Name:  Marc-Andre Feffer
                                            Title: Chairman and Chief
                                                   Executive Officer

                                  SCHEDULE A


     Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.



Position with Vivendi      Name and Business Address          Citizenship
---------------------      -------------------------          -----------

I.       Directors

Chairman of the Board      Jean-Rene Fourtou                  French

Director                   Edgar Bronfman, Jr.                U.S.
                           Lexa Partners LLC
                           390 Park Avenue, 4th floor
                           New York, NY 10022

Director                   Claude Bebear                      French
                           AXA
                           25, avenue Matignon
                           75008 Paris
                           France

Director                   Gerhard Kleisterlee                German
                           Royal Philips Electronic
                           P.O. Box 77900
                           Building HBT 14
                           1070 Amsterdam
                           The Netherlands

Director                   Dominique Hoenn                    French
                           BNP Paribas
                           3, rue d'Antin
                           75009 Paris

Director                   Edgar M. Bronfman                  U.S.
                           c/o Vivendi Universal
                           375 Park Avenue, 5th floor
                           New York, NY 10152-0192
                           USA

Director                   Marie-Josee Kravis                 Canadian
                           Hudson Institute
                           625 Park Avenue
                           New York, NY 10021
                           USA

Director                   Henri Lachmann                     French
                           Schneider Electric S.A.
                           43-45 Bd Franklin Roosevelt
                           92500 Rueil Malmaison
                           France

Position with Vivendi      Name and Business Address          Citizenship
---------------------      -------------------------          -----------

Director                   Fernando Falco                     Spain
                           RACE
                           10, Jose Abascal
                           28003 Madrid
                           Spain



II.      Executive Officers
         (other than those who are also Directors)

Senior Executive Vice                Jacques Espinasse        French
President and Chief
Financial Officer

Senior Executive Vice                Andrew Kaslow            U.S.
President, Human
Resources

Senior Executive Vice                Robert de Metz           French
President,
Divestitures, Mergers
and Acquisitions

Chief Operating                      Jean-Bernard Levy        French
Officer

Director of                          Michael Bourgeois        French
Communication

Executive Vice                       Jean-Francois Dubos      French
President and General
Counsel

                                  SCHEDULE B


     Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Groupe Canal+. Unless otherwise indicated, the business address of each person listed below is 85-89 Quai Andre Citroen, 75711 Paris Cedex 15, France.


Position with Vivendi                Name and Business Address       Citizenship
---------------------                -------------------------       -----------

Member of the Supervisory Board,     Jean-Rene Fourtuo               French
Chairman of the Board of Vivendi     c/o Vivendi Universal
Universal                            42, avenue de Friedland
                                     75380 Paris, Cedex 08, France
Member of the Supervising Board,     Erik Orsenna                    French
Vice Chairman of Association des
Salaries de Canal +.

Member of the Supervisory Board,     Jacques Espinasse               French
Executive Vice President and         c/o Vivendi Universal
General Counsel of Vivendi           42, avenue de Friedland
Universal                            75380 Paris, Cedex 08, France

Member of the Supervisory Board,     Jean-Bernard Levy               French
Senior Executive Vice President      c/o Vivendi Universal
and Chief Financial Officer of       42, avenue de Friedland
Vivendi Universal                    75380 Paris, Cedex 08, France

Member of the Supervisory Board,     Jean-Francios Dubos             French
Chief Operating Officer of           c/o Vivendi Universal
Vivendi Universal                    42, avenue de Friedland
                                     75380 Paris, Cedex 08, France

Member of the Executive Board,       Xavier Couture                  French
Chairman

Member of the Executive Board,       Marc-Andre Feffer               French
Vice Chairman, Chairman and CEO
of Financiere

Member of the Executive Board        Alain de Greef                  French

Member of the Executive Board,       Ron Meyer                       U.S.
President and Chief Operating        Universal Studios Inc
Officer of Universal Studios Inc     100 Universal City Plaza
                                     Building 1280, 14th Floor
                                     Universal City
                                     CA 91608-1085, U.S.

                                  SCHEDULE C


     Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Financiere. Unless otherwise indicated, the business address of each person listed below is 85-89 Quai Andre Citroen, 75015 Paris, France.


Position with Vivendi                    Name and Business Address   Citizenship
---------------------                    -------------------------   -----------

Chairman of the Board, Vice Chairman of  Marc-Andre Feffer           French
Groupe Canal+

Director                                 Thomas Christin             French

Director                                 Fabrice Faux                French